December 1, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: File # 333-48950 - Dominix, Inc. Registration Statement on Form SB-2

Ladies and Gentlemen:

         Please be advised that the above captioned corporation hereby withdraws its registration statement on Form SB-2 under 33 Act filed during October 2000.

          There is no sales have been or will be made pursuant to the above registration.

Please file-stamp the enclosed copy of this letter and return same to the undersigned in the self-addressed stamped envelope.

         Very truly yours,

         DOMINIX, INC.


         By: /s/ Ray Vahab
            --------------
            Ray Vahab
            Chairman